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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update: ______
☒ Form C/A: Amendment to Offering Statement: 020-28302
  ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Eureka Compass Vegan Food, LLC
Legal status of issuer:

Form: limited liability company
Jurisdiction of Incorporation/Organization: Minnesota
Date of organization): March 10, 2017

Physical address of issuer: 1656 Minnehaha Ave West / St. Paul, Minnesota 55104
Website of issuer: ______

Name of intermediary through which the offering will be conducted: Silicon Prairie Holdings, Inc.
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: Class B Membership Interest Units
Target number of securities to be offered: 30,000
Price (or method for determining price): 50.00 per unit
Target offering amount: 500,000
Oversubscriptions accepted: ☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: ______
Maximum offering amount (if different from target offering amount): 1,500,000
Deadline to reach the target offering amount: December 31, 2021

SEC 2930 (4/17) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Cash & Cash Equivalents:	Most recent fiscal year-end: $29,355	Prior fiscal year-end: $1,406
Accounts Receivable:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Short-term Debt:	Most recent fiscal year-end: $6,025	Prior fiscal year-end: $9,033
Long-term Debt:	Most recent fiscal year-end: $0	Prior fiscal year-end: $0
Revenues/Sales	Most recent fiscal year-end: $14,716.17	Prior fiscal year-end: $162,543
Cost of Goods Sold:	Most recent fiscal year-end: $14.484.57	Prior fiscal year-end: $103,474
Taxes Paid:	Most recent fiscal year-end: $2,933	Prior fiscal year-end: $6,688
Net Income:	Most recent fiscal year-end: $2,873	Prior fiscal year-end: $12,344

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eureka Compass Vegan Food, LLC
(Issuer)
By
/s/ Colin Anderson President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Colin Anderson
(Signature)
President
(Title)
June 28, 2021
(Date)

THE COMPANY

1. Name of issuer: <u>Eureka Compass Vegan Food, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Colin Anderson	70,000 Class A membership interest units	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

MANAGERS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Colin Anderson** Dates of Service: **March 10, 2017 - President**
Principal Occupation: **Manager**

Employer: Eureka Compass Vegan Food, LLC____ Dates of Service: March 10, 2017 - Present____
Employer's principal business: Retail sales of vegan-based food and related consumer products

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Manager_____   Dates of Service: March 10, 2017 - Present____
Position: _____   Dates of Service:_____
Position: _____   Dates of Service:_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Eureka Compass Vegan Food, LLC_____
Employer's principal business: Retail sales of vegan-based food and related consumer products
Title: Manager_____ Dates of Service: March 10, 2017 - Present
Responsibilities: Oversee day-to-day operations and manage all aspects of business_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:
Name: **Colin Anderson**_____
Title: **President, Secretary, Treasurer**_____ Dates of Service: March 10, 2017 - Present____
Responsibilities: Oversee day-to-day operations and manage all aspects of business_____
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Position: Manager_____   Dates of Service: March 10, 2017 - Present____
Responsibilities: Oversee day-to-day operations and manage all aspects of business_____

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

EXECUTIVE SUMMARY:

Taking the knowledge gained from the 4 years that Eureka Compass Vegan Food has existed, this community is working to create a destination resource that combines diverse, but mutually beneficial services, to support as many communities as possible. By removing the current limitations involving space, production capacity, and administrative assistance, Eureka Compass will dramatically expand its capacity to provide nourishment, community development, and supportive business partnerships on a much greater, and expandable scale. This is a culmination of 4 years of community building, market and direct consumer research, and learning how best to put the qualities of Eureka Compass that don't go on a spreadsheet into practice to generate greater communal prosperity and financial security for as many partners as possible.

Eureka Compass was started in 2017 as a simple, community based, mission driven endeavor; an alternative, as much as a compliment, to the existing vegan business community in the Twin Cities. The model and mission were, and remain, based on the need to appeal to members of the community who see the ability in vegan ideals and actions to impact more of the world's systems than only industrial animal agriculture. Those who wanted to see the potential for the vast intersectionality in vegan endeavors to create more sustainable and compassionate alternatives to the existing structures of commerce. An establishment that was using the foundations of ethical veganism and conscious consumption to affect changes in labor practices, community engagement/development, food accessibility, environmental stewardship, and supportive rather than competitive business communities.

The model for Eureka Compass was always to be small, flexible, and allow for any growth to occur organically. There were very real limitations in this model. Production capacity, number of customers who could be served in a day, and the hours of operation. Although there were many benefits that worked for me, by operating as a one person business, this also created limitations to the pace of growth. The decision to add vegan groceries in the fall of 2018 was based on an identified hole in the market (an all vegan grocery resource), the need to grow revenue without adding employees, and having the financial reserves to add the retail displays needed and to purchase inventory.

By the end of 2018 it was apparent that more space was needed for the retail grocery segment of the business. The financial resources were on hand, and a simple remodel allowed for a larger selection of grocery products, a more efficient kitchen arrangement, and a more comfortable and accessible retail set up for the community. The remodel at the beginning of 2019 was very worthwhile, as a wider array of products brought in more people and allowed me to gain a better understanding of what this community was looking for.

When the pandemic related shut downs were put in place the small scale of the Eureka Compass model allowed for a rapid transition that proved vital to this expansion. By using a preorder/curbside pick up model, I was able to bring in more products and a wider variety of produce. No longer needing to display products in a retail environment meant that produce and a greater amount of frozen foods could be stored in nondisplay refrigeration units, more dry goods and bulk staples could be kept in inventory, and more space could be utilized for this increase in offerings. The increased offerings were brought in based on previous requests from the community, and allowed me to gauge how meaningful those requests were.

Using the preorder model gave me the opportunity to request that the community just send me their "wish lists", and that I would fill what I could and offer substitutes where applicable. Doing this gave me real insight into what customers who were already utilizing this resource were looking for. It gave me measurable feedback on what I needed to carry, and what additional revenue streams and product segments are desired by the community.

This ability to quickly pivot to and adopt a new model was incredibly successful, and led to the realization that I did not have the space or production capacity to do much with all the knowledge I had about the community's habits and needs. After years of operating on a very small and risk adverse scale, the knowledge and confidence was there to explore a massive expansion.

With this expansion, the limits of space and production capacity can be eliminated. The ability to offer a wider array of services and complimentary revenue streams, that appeal to many different communities, can be confidently implemented at a high level of quality. Popular types of items can be offered more frequently and in greater abundance. The intentionally curated selection of organic produce that proved so popular with the immediate community can be expanded. The ability to offer a wide variety of casual catering services will be present. The financial stability of subscription based, curated, grocery box programs will be greatly expanded. The ability to expand the administrative team will allow for increased marketing outreach, ordering consistency, customer service, and partnership building.

The basic concept of this expansion is nothing new. We are selling groceries. The visionary uniqueness that will define Eureka Compass Vegan Food and separate us from all competition will be the way our established and well-defined missions are incorporated into the operation. The model of never repeating a recipe will no longer be the norm, but since it is a popular aspect of the brand, we will be able to capitalize on that to reduce any food waste from the produce and grocery operations. Complementing the standard deli and bakery items with limited edition selections that are in line with what the community has been coming to Eureka Compass for the last four years for.

We will maximize the efficiency of a home delivery program, by offering casual and business catering options, working to make sure that our delivery vehicle is being used at full capacity anytime it heads out.

We will work with simple displays, that are flexible in their arrangements, to provide the ability to create variable and fresh retail spaces within the store.

We will restart the Community Supported Grocery program (similar to a Community Supported Agriculture program), that was so popular during the spring and summer of 2020. This program offered customers the opportunity to save money and time on groceries, and allowed us the ability to move produce we were long on and also introduce new products to our customers.

We will continue to offer a space to host emerging and small scale creators and educators, where they can draw their community to us, and we can share our community with them. These partnerships create a festive, event atmosphere with limited to no work and investment required on the part of Eureka Compass Vegan Food.

We will continue to work with the emerging and smaller producers to offer new and hard to find products that distinguish our selection from the larger grocery stores.

We will continue our philanthropic partnerships. These partnerships create shared, communal experiences for our customers and supporters, as well as offering opportunities to introduce Eureka Compass Vegan Food to other communities. These events generate an incredible amount of goodwill and also become a model for other entities to look towards if they are working to increase their support for the community.

Everything that we are looking to build with this expansion has shown to have the support of the community. We are not building something in hopes that it will be supported. We are taking the services and resources that have generated the most support, along with the services that existing patrons have been asking for and expanding them.

Every service offered, every section of the retail sales floor, every offering from the prepared foods/deli kitchen can be started smaller than what its peak capacity will be. There will be a month of "soft openings", where only investors, members of the community who have contributed to the expansion campaign, and local influencers and press will be allowed to shop. We will use this time to gather feedback, perfect our operations, and get comfortable in the space. We will begin taking catering orders, signing up customers for CSG subscriptions, creating home delivery accounts, and offering further training and education to the staff. This way, when we open to the public at large, we will have a solid foundation and a greater confidence in the resource we are offering.

Yes, it is a grocery store, but it is not "just" a grocery store. It will be a community, a resource, and a model of creating sustainable and equitable commerce. A commerce that works to create a solid, three legged foundation that allows for a thriving community to rise from it. A private enterprise that knows that each of three legs: the entity/team/employees, the suppliers/distributors/creators, and the neighborhood/philanthropic partners/patrons all must rise to the same height and with the same strength for this foundation to be stable and supportive.

"All I'm trying to do is change the world. I don't need to be remembered for having made any sort of impact. I only need to be remembered for the fact that I tried. I made the simple sacrifices necessary to secure a future for all humanity. I never measured my success by how well I was doing, but only measured the extent of my failure as a human being by seeing the suffering of the person who had the least. I find hope and purpose in the privilege of being confronted with these problems; the joy in the duty of being tasked with securing a future for generations to come. I understand the power I have in the responsibilities I have been tasked with. A child born 400 years from now may never know my name, but they will understand my failures. I'd rather that they be able to celebrate my efforts. That they know that some of us tried. I can only write my story, but I will make sure that I like how it reads. That I am proud of the ink on the pages of my life."

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on March 10, 2017, and has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity and currently has no financial statements. The Company intends to retain an accountant to prepare annual financial statements.

Risks Associated with this Offering and the Notes

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities are restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Notes, which may make it difficult for you to sell your Note(s).

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of its Note(s) to sell the same, or the prices at which holders may be able to sell such Note(s).

The Company's officers and governors may be subject to indemnification by the Company in connection with this Offering.

The Company's Articles of Organization and Operating Agreement and Minnesota law provide for indemnification of directors, and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its creditors of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE MEMBER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Income allocations assigned to an investor's Note(s) may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

9. What is the purpose of this offering?
The Company seeks to raise capital to open and operate a vegan grocery store in the City of St. Paul.

10. How does the issuer intend to use the proceeds of this offering?

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

EUREKA COMPASS VEGAN FOOD, LLC
OFFERING STATEMENT

30,000 Class B Membership Interests at $50.00 per Unit; $500.00 Minimum Investment;
$25,000.00 Maximum Investment

Date of this Offering Statement: June 28, 2021

Deadline to reach the target offering amount: December 31, 2021

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY

The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Minnesota. The Company is not in violation of any of the provisions of its Articles of Organization, Operating Agreement or other organizational or charter documents.

The Company has all power and authority to: (i) conduct its business as presently conducted and as proposed to be conducted; (ii) enter into and perform its obligations under this Agreement and any other documents relating to the Offering which may be referenced herein (collectively, the "Transaction Documents"); and (iii) issue, sell and deliver the Units. The execution and delivery of each of the Transaction Documents has been duly authorized by the necessary corporate action. This Agreement has been duly executed and when delivered will constitute, and each of the other Transaction Documents, upon due execution and delivery, will constitute, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms (i) except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, including the effect of statutory and other laws regarding fraudulent conveyances and preferential transfers, and except that no representation is made herein regarding the enforceability of the Company's obligations to provide indemnification and contribution remedies under the securities laws and (ii) subject to the limitations imposed by general equitable principles (regardless of whether such enforceability is considered in a proceeding at law or in equity).

The Company seeks to raise capital to open and operate a vegan grocery store in the City of St. Paul.

The Company's principal place of business will be located within St. Paul, Minnesota, and the Company has identified a property located at 641 Fairview Avenue North, St. Paul, Minnesota 55104 and intends to enter into a lease agreement for said property upon completion of this offering. The Company's business address is 1656 Minnehaha Avenue West, St. Paul, Minnesota 55104.

The Company was founded and is managed by the following individuals:

Colin Anderson, President

Colin Anderson is the award winning, founder and visionary chef behind Eureka Compass Vegan Food. Colin grew up in a "small business" family, a nationally recognized confectioner in Northern Illinois that has been around for 5 generations and over 100 years. From farm field to development kitchen, Colin has over 30 years in the food distribution industry. After launching Eureka Compass Vegan Food as a dynamic, flexible, and bare bones mission driven endeavor in 2017, the proof of concept has been confirmed, and the time to truly explore what the potential for impact exists within this community resource is here. Drawing on his diversity of experiences and relationships from those last 30+ years, Colin is poised to lead this community in reimagining supportive and sustainable food distribution systems and modeling how independent businesses can help all of their community partners thrive!

Prior to this Offering, the Members of the Company are as follows:

Member's Name and Address	Number of Units	Percentage Interest
Colin Anderson	70,000 Class A	100%
Total	**70,000 Class A**	**100.00%**

Such Members contributed an aggregate amount of $3,700.00 in exchange for 70,000 Units of Class A Membership Interest.

Risk Factors. The acquisition of an ownership interest in the Company involves a high degree of risk. Investors who cannot afford the loss of their entire investment should not participate in the financing. In evaluating the Company and the Company's business, investors should carefully consider the risk factors set forth herein, in addition to other information provided by the Company.

Use of Proceeds. The Company intends to use the proceeds of this Offering (prior to payment of Offering expenses) as follows:

$140,000, for first 2 years of rent.
$500,000, securely cover 12 months of payroll.
$220,000, covering fixtures, point of sale/inventory technology, kitchen equipment, cooling units, and décor.
$210,000, covering initial purchasing of ingredients and inventory.
$150,000, covering permits and licensed construction/plumbing/electrical services.
$50,000, electric delivery vehicle and charging station
$60,000, for initial payments on insurance, benefits, licensing, and advertising.
$75,000, going to Silicon Prairie Portal & Exchange fees for processing the transactions.
$95,000, in "dry powder" for seeding an expansion fund. The ability to open a second location in 5-7 years, without bank financing, will greatly increase the profit sharing payouts for the Class B share holders.

There are plenty of opportunities to come in "under budget", on this project. Many producers and distributors offer 25-100% discounts on "first fill" orders. Producers know that it is easier to keep a spot on a grocery shelf, than to try to bump an existing product off a shelf. To help build a relationship and loyalty, they will offer discounts on the first order to fill a new retail location. Much of the construction, that doesn't require licensed technicians, can be done by staff and volunteers.

Much of the rent and payroll, if everything goes according to plan and projections, will be covered by the operation. Still, having the security of rent and payroll covered for a period of time is important. It allows the financial ability to invest in revenue streams that may grow faster than projected, such as adding an additional delivery vehicle or another register station.

The use of proceeds set forth herein represents an estimate only of the use of the net proceeds of the Offering based upon the Company's plans and current economic and industry conditions, and is subject to reallocation of proceeds between or among the categories listed above or to new and additional areas of use.

The costs and expenses incurred in the organization of the Company and the initial offering of Interests for sale including, without limitation, fees and expenses of the organizers, accountants, attorneys, printing costs and promotional expenses shall be reimbursed to those individuals.

The Company will be obligated to pay other annual operating expenses on an ongoing basis, including periodic legal, accounting, auditing, filing, administrative and other regular operating expenses and extraordinary expenses, if any, as well as continuing offering expenses.

Description of Units. The Company is offering for sale 30,000 of its Class B Membership Units. The holders of such Units are entitled to certain financial rights and a liquidation preference as specified within Sections 4.1 and 4.2 of the Company's Operating Agreement but are not entitled to governance (i.e., voting) rights. The Class B Units are subject to certain repurchase rights as specified within Article VIII of the Company's Operating Agreement.

Purchase Price of Units. The minimum purchase price of the Units has been established at $50.00. This price per Unit was determined solely by the Company and is arbitrary. The purchase price should not be considered a determination of the actual present or future value of the Company.

14. Do the securities offered have voting rights? ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: See Operating Agreement

16. How may the terms of the securities being offered be modified?

Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.
There are 60,000 units of Class A Membership Interests outstanding, which Class A units consist of both governance (voting) and financial rights as per the Company's Operating Agreement.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes   ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
The Company currently has two (2) outstanding SBA loans.ă One is a PPP loan through Hiway Federal Credit Union for $5,072.00 that is in the process of being forgiven.ă The Company was able to spend it on approved expenses to avoid repayment.The Company also has an SBA EIDL loan for $22,400.00, payable to the SBA.ă This is a 30 year, deferred loan.ă Payments start in February 2022 for $130.00/month.

25. What other exempt offerings has the issuer conducted within the past three years? : Not Applicable

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
     (1) any Manager or officer of the issuer;
     (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
     (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
     (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not applicable			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



15 S 9th St, Suite 200
Minneapolis, MN 55402

Colin Anderson
Managing Member
Eureka Compass Vegan Food LLC

June 10, 2021

Dear Colin,

We have compiled the Eureka Compass Vegan Food books and records using information available from the bank and the Company.

The Eureka Compass Vegan Food financial statements are complete and accurate in all material aspects. Appropriate records, including documentation of income and expense records were available for our review.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Best Regards,

Justin D. Sundberg
Certified Public Accountant
Managing Member
Sundberg Tax & Consulting

Eureka Compass Vegan Food LLC
Profit and Loss
January - December 2019

	Total
Income	
Gross Receipts	127,820.89
Returns & Allowances	0.00
Total Income	**127,820.89**
Cost of Goods Sold	
COGS	99,473.91
Total Cost of Goods Sold	**99,473.91**
Gross Profit	**28,346.98**
Expenses	
Operating	
Communications	2,706.08
Contract Labor	2,163.48
Depreciation	908.94
Equipment	0.00
Marketing	4,363.60
Meals	3,671.53
Office Expenses	4,375.00
Parking & Transportation	1,551.83
Rent	15,568.00
Repairs & Maintenance	375.00
Supplies	2,917.41
Taxes & Licenses	8,118.91
Utilities	5,131.74
Total Operating	**51,851.52**
Administrative	
Bank Fee	1,690.77
Business Gifts	118.64
Insurance	1,520.62
Interest	1,430.00
Legal & Professional Services	1,105.30
Website	242.00
Total Administrative Expenses	**6,107.33**
Total Expenses	**57,958.85**
Net Income	**(29,611.87)**

Eureka Compass Vegan Food LLC
Balance Sheet
As of December 31, 2019

	As of Dec 31, 2019
ASSETS	
Current Assets	
Cash	1,434.53
Equipment	5,589.44
Accumulated Depreciation	(1,958.94)
Inventory	12,000.00
Total Current Assets	**17,065.03**
TOTAL ASSETS	**17,065.03**
LIABILITIES AND EQUITY	
Liabilities	
Business Loans	7,454.90
Total Liabilities	**7,454.90**
Equity	
Paid In Capital Gross	43,950.04
Draw Gross	(19,285.04)
Owners Equity	24,665.00
Retained Earnings	(15,054.87)
Total Equity	**9,610.13**
TOTAL LIABILITIES AND EQUITY	**17,065.03**

Eureka Compass Vegan Food LLC
Profit and Loss
As of December 31, 2020

	Total
Income	
Gross Receipts	190,450.94
Returns & Allowances	(1,581.00)
Total Income	**188,869.94**
Cost of Goods Sold	
COGS	116,650.44
Total Cost of Goods Sold	**116,650.44**
Gross Profit	**72,219.50**
Expenses	
Operating	
Communications	1,272.73
Contract Labor	21,280.45
Depreciation	1,117.89
Equipment	0.00
Marketing	3,301.63
Meals	758.12
Office Expenses	1,107.10
Parking & Transportation	177.73
Rent	15,876.00
Repairs & Maintenance	816.88
Supplies	1,809.35
Taxes & Licenses	3,697.36
Utilities	5,421.70
Total Operating	**56,636.94**
Administrative	
Bank Fee	1,485.80
Business Gifts	218.64
Insurance	1,510.75
Interest	2,064.71
Legal & Professional Services	1,700.27
Website	124.00
Total Administrative Expenses	**7,104.17**
Total Expenses	**63,741.11**
Net Income	**8,478.39**

Eureka Compass Vegan Food LLC
Balance Sheet
As of December 31, 2020

	As of Dec 31, 2020
ASSETS	
Current Assets	
Cash	29,356.19
Equipment	5,589.44
Accumulated Depreciation	(3,076.83)
Inventory	500.00
Total Current Assets	**32,368.80**
TOTAL ASSETS	**32,368.80**
LIABILITIES AND EQUITY	
Liabilities	
Business Loans	9,033.15
Total Liabilities	**9,033.15**
Equity	
Paid In Capital Gross	72,813.96
Draw Gross	(42,901.83)
Owners Equity	29,912.13
Retained Earnings	(6,576.48)
Total Equity	**23,335.65**
TOTAL LIABILITIES AND EQUITY	**32,368.80**

Sunday, Mar 08, 2020 08:49:33 PM GMT-7 - Cash Basis

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

     (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

     (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

     (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
 (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes   ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes   ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes   ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report) _____

Once posted, the annual report may be found on the issuer's website at:
https://eurekacompassveganfood.com/ _____

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the issuer liquidates or dissolves its business in accordance with state law.